                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                                LOGIMETRICS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    541410106
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                                 (CUSIP Number)

Charles S. Brand                                     John D. Hogoboom, Esq.
c/o mmTech, Inc.                                     Lowenstein Sandler PC
611 Industrial Way               with a copy to      65 Livingston Avenue
Eatontown, New Jersey 07724                          Roseland, New Jersey 07068
(732) 935-7150                                       (973) 597-2500


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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                  July 11, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 'SS''SS'240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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CUSIP NO. 541410106
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(1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
     (Entities Only):

                  Charles S. Brand

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(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions):                                      (a) [ ]
                                                              (b) [ ]

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(3)  SEC Use Only

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(4)  Source of Funds (See Instructions):  PF; OO

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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e):                                       [ ]

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(6)  Citizenship or Place of Organization:       United States

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Number of Shares       (7)    Sole Voting Power:          17,026,810*
Beneficially Owned     (8)    Shared Voting Power:                 0
by Each Reporting      (9)    Sole Dispositive Power:     17,026,810*
Person With:          (10)    Shared Dispositive Power:            0

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(11)  Aggregate Amount Beneficially Owned by Each
      Reporting Person:                                   17,026,810*

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(12)  Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions):                          [ ]

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(13)  Percent of Class Represented by Amount in Row (11):       10.1%

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(14)     Type of Reporting Person (See Instructions):              IN

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* Includes an aggregate of 10,000,000 shares which are held by LFH, LLC, a limited liability company of which Mr. Brand is a member and an officer.


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CUSIP NO. 541410106

ITEM 4 AND ITEM 6.   PURPOSE OF TRANSACTION; CONTRACTS, ARRANGEMENTS,
                     UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES
                     OF THE ISSUER.

         Item 4 of this Schedule 13D is hereby amended by adding the following hereto.

         In July 2000, LogiMetrics, Inc. (the "Company") and L-3 Communications Corporation ("L-3") entered into a Purchase Agreement, dated July 10, 2000 (the "Purchase Agreement"), pursuant to which, among other things, L-3 acquired on July 11, 2000, beneficially and of record, 93,236,794 newly issued shares (the "L-3 Shares") of the Company's outstanding common stock, par value $.01 per share (the "Common Stock"), for an aggregate purchase price of $15.0 million, $8.5 million of which was paid in cash at the closing on July 11, 2000 of the transactions contemplated by the Purchase Agreement (the "Closing") and the balance of which was paid in the form of a secured promissory note (the "Note"). At the Closing, the L-3 Shares constituted approximately 53.5% of the Company's outstanding Common Stock on a fully diluted basis (calculated after giving effect to the transactions contemplated by the Purchase Agreement and certain anti-dilution adjustments set forth in the Purchase Agreement). Pursuant to the terms of a Stock Pledge Agreement, dated July 10, 2000, executed by L-3 in favor of the Company, the obligations of L-3 under the Note are secured by a pledge of 43.33% of the L-3 Shares. The Note will be prepaid from time to time as necessary to fund the Company's reasonable ongoing working capital needs. If not paid prior thereto, the Note will be paid in full on the earlier of (i) January 2, 2001 and (ii) the date that the Company consummates a qualifying Public Offering (as defined in the Purchase Agreement) of its equity securities (a "Qualifying Offering"). The number of shares of Common Stock issuable to L-3 will be adjusted, if necessary, on the first business day following the 30th day after the Closing so that the L-3 Shares will, following such adjustment, constitute 53.5% of the Company's outstanding Common Stock (determined after giving effect to the dilutive effects of certain contingently issuable securities as specified in the Purchase Agreement).

         Under the Purchase Agreement, L-3 has agreed, subject to the satisfaction of certain conditions, to purchase up to 3,333,333 shares of Common Stock (the "Additional Shares") for $5.0 million on or after January 2, 2001 (unless L-3 elects to acquire any Additional Shares in its sole discretion prior to January 2, 2001), to the extent the Company requires additional reasonable ongoing working capital to operate its business.

         Pursuant to the terms of the Purchase Agreement, the Company has granted to L-3 an option (the "L-3 Option") to acquire up to 5,555,555 shares of Common Stock at an exercise price of $0.54 per share (subject to adjustment in certain circumstances). The L-3 Option is exercisable upon the purchase of all of the Additional Shares.

         In the Purchase Agreement, L-3 granted to the Company the option, exercisable by a majority of the entire Board of Directors of the Company (the "Board"), to cause L-3 to transfer without further consideration certain technology and other assets to the Company in connection with the Qualifying Offering upon the satisfaction of certain conditions. Pursuant to the Purchase Agreement, L-3 may, in its sole discretion, provide administration and other services and


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CUSIP NO. 541410106

equipment (including team services, support services, facilities, tools and equipment) to the Company. Such services and equipment will be billed, from time to time, at cost to the Company, including direct labor, direct material, other direct charges and expenses and overhead (including a corporate expense allocation charge equal to 1.5% of the Company's consolidated sales).

         L-3 also has agreed to use its reasonable best efforts (i) until the 60th day after the Closing to obtain an additional $5.0 million investment in the Company from one or more investment banks on the same terms as L-3's purchase of the Additional Shares; and (ii) to cooperate with the Company to consummate the Qualifying Offering no later than December 31, 2000, subject to market and economic conditions.

         Pursuant to the Purchase Agreement, the Company has agreed to maintain directors' and officers' insurance in place for a period of six years (subject to certain expense limitations) and to maintain certain provisions in its charter and by-laws relating to the indemnification of directors and officers for such six-year period.

         Under the Purchase Agreement, the Company may not, without the approval of either (i) those holders of Common Stock (excluding L-3, entities controlled, directly or indirectly, by L-3 and executive officers (within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of L-3) (the "Minority Stockholders") that represent not less than a majority of the outstanding Common Stock held by all such holders or (ii) a majority of the directors elected by the Existing Holders (as defined below), effect the following extraordinary transactions: (A) certain mergers, consolidations or share exchanges, (B) the sale of all or substantially all of its assets in one transaction or a series of related transactions, (C) the seeking of protection under applicable bankruptcy and insolvency laws, (D) the issuance, offer or sale of any shares of its capital stock or securities exercisable for, convertible into or otherwise giving the holder the right to obtain shares of capital stock (other than the issuance of shares and options pursuant to the Purchase Agreement, shares issuable upon the exercise or conversion of outstanding securities, the granting of certain options and rights to purchase Common Stock contemplated by the Purchase Agreement and shares of Common Stock issuable upon the exercise of such options and rights), (E) the amendment of its certificate of incorporation or by-laws if the terms of such amendment would conflict with the terms of the Purchase Agreement and the transactions contemplated thereby or would materially and adversely affect the rights of the Minority Stockholders,
(F) amend or modify any of the provisions of the documents relating to the Purchase Agreement, (G) enter into a Rule 13e-3 transaction (as defined in Rule 13e-3 promulgated under the Exchange Act), or (H) enter into, assume or become bound by any agreement, instrument or understanding to do any of the foregoing or otherwise attempt to do any of the foregoing. In addition, L-3 has agreed not to sell to a non-affiliated third party more than 53.27% of the L-3 Shares prior to December 31, 2001. The directors appointed by the Existing Holders will have the right to enforce the provisions of the Purchase Agreement and to otherwise act on behalf of the Company with respect to the Purchase Agreement and the other documents relating thereto. These provisions will expire upon the earlier of (i) the consummation of a Qualifying Offering and (ii) the date upon which the Existing Holders collectively cease to own at least 10% of the outstanding Common Stock (as determined pursuant to the provisions of the Purchase Agreement).


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CUSIP NO. 541410106

         Under the Purchase Agreement, L-3 has the right to cancel (in whole or in part), at L-3's option, its obligation to make any payment in respect of the
Note if, in L-3's reasonable discretion: (i) a breach by the Company of any representation, warranty, covenant or agreement contained in the Purchase Agreement or any other document relating thereto results from or has resulted in a Material Adverse Effect (as defined in the Purchase Agreement) with respect to either (A) the Company, or (B) L-3; or (ii) a Material Adverse Effect has occurred or shall occur with respect to the Company as a result of certain specified litigation claims. If L-3 exercises its right not to pay amounts due under the Note and it is determined by a court of competent jurisdiction in a final, non-appealable judgment or order or by a final, non-appealable arbitration award that L-3 did not in fact have the right to cancel its obligation to make any payment in respect of the Note, then L-3 must pay to the Company the Liability Amount (as defined below), as liquidated damages for loss of a bargain and not a penalty. The payment of the Liability Amount will be the sole and exclusive remedy of the Company in connection with such a breach by L-3 and L-3 will have no other liability to the Company in respect thereof. The term "Liability Amount" is defined in the Purchase Agreement as the portion of the purchase price for the L-3 Shares not paid in cash by L-3 to the Company at such time.

         In addition, pursuant to the terms of the Purchase Agreement, L-3 has the right to cancel (in whole or in part), at L-3's option, its obligation to purchase Additional Shares if, in L-3's reasonable discretion: (i) a breach by the Company of any representation, warranty, covenant or agreement contained in the Purchase Agreement or any other document relating thereto results from or results in a Material Adverse Effect with respect to either (A) the Company, or
(B) L-3; or (ii) after the Closing, a Material Adverse Effect has occurred or shall occur with respect to the Company. If L-3 exercises its right not to consummate the purchase of the Additional Shares and it is determined by a court of competent jurisdiction in a final, non-appealable judgment or order or by a final, non-appealable arbitration award that L-3 did not in fact have the right to cancel its obligation to purchase the Additional Shares, then L-3 must pay to the Company the Damage Amount (as defined below), as liquidated damages for loss of a bargain and not a penalty. The payment of the Damage Amount will be the sole and exclusive remedy of the Company in connection with such a breach by L-3 and L-3 will have no other liability to the Company in respect thereof. The term "Damage Amount" is defined in the Purchase Agreement as the portion of the purchase price for the Additional Shares not paid in cash by L-3 to the Company at such time.

         Each of the Company and L-3 has agreed in the Purchase Agreement to indemnify the other party and certain related parties and hold them harmless from any losses arising from, in connection with or otherwise with respect to its breach of any representation or warranty contained in the Purchase Agreement (subject to the expiration of such representations and warranties) or its failure to perform any covenant or agreement made or contained in the Purchase Agreement or fulfill any obligation in respect thereof. If the Company is required to indemnify L-3 pursuant to these provisions (as determined by a court of competent jurisdiction or by an arbitration award), then L-3 is entitled, in addition to any other right or remedy it may have, to exercise rights of set-off against any amounts then due and payable to the Company under the Purchase Agreement or that may thereafter become due and payable to the Company under the Purchase Agreement (including under the Note and in respect of the purchase price for the Additional Shares). L-3's obligation to indemnify the Company and certain related parties pursuant to these provisions (as determined by a court of competent jurisdiction or by an


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CUSIP NO. 541410106

arbitration award) shall not exceed in the aggregate $20 million, such $20 million to be reduced from time to time beginning on the Closing by any and all amounts paid in cash to the Company or on its behalf pursuant to the Purchase Agreement (including the $8.5 million which was paid in cash at the Closing, payments or other credits with respect of the Note and the purchase price paid for the Additional Shares).

         Effective as of the Closing, the number of directors constituting the Board was reduced to three; Charles S. Brand, Frank A. Brand and Mark B. Fisher resigned as directors of the Company and Jay B. Langner was appointed as a director of the Company. Pursuant to the terms of the Stockholders Agreement, dated July 10, 2000 (the "Stockholders Agreement"), among the Company, L-3 and the other parties thereto, including Mr. Brand (the "Existing Holders"), upon compliance by the Company with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder (the "Effective Time"), the number of directors constituting the Board was set at seven. The Existing Holders have the right to designate three directors so long as they continue to beneficially own at least 15% of the outstanding Common Stock (as determined pursuant to a specified formula). If the Existing Holders beneficially own less than 15% of the outstanding Common Stock (as so determined), the number of directors the Existing Holders will have the right to appoint will be reduced to two. If the Existing Holders beneficially own less than 10% of the outstanding Common Stock, they no longer will have the right to designate directors of the Company. From and after the Effective Time, L-3 has the right under the Stockholders Agreement to designate the remaining members of the Board so long as it continues to be the owner of at least 25% of the outstanding Common Stock (as so determined).

         Under the terms of the Stockholders Agreement, so long as L-3 remains the owner of at least 25% of the Common Stock (as so determined), L-3 has a right of first offer with respect to the proposed transfer, in one or a series of related transactions, by a Major Selling Stockholder (as defined in the Stockholders Agreement) of (i) 10% or more of the Common Stock Equivalents (as so defined), other than in certain specified market transactions, or (ii) Common Stock Equivalents which to the actual knowledge of the Major Selling Stockholder, together with the holdings of Common Stock Equivalents of the person to which the transfer is to be made, would result in such person owning more than 10% of the Common Stock Equivalents (after giving effect to such transfer).

         Pursuant to the terms of the Stockholders Agreement, the Existing Holders effected the conversion or exchange of certain convertible indebtedness and warrants held by them as described below, waived certain anti-dilution rights, including rights resulting from the Transaction (as defined below), waived certain registration rights and consented to the Transaction. In addition, the Existing Holders agreed to extend the maturity date of certain loans made by them to the earlier of (i) the fifth day following the consummation of a Qualifying Offering and (ii) June 30, 2001, and agreed to waive certain other rights specified in the Stockholders Agreement.

         Pursuant to the terms of the Stockholders Agreement, the Stockholders Agreement, dated as of July 29, 1997, by and among the Company and the Existing Holders was terminated.


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CUSIP NO. 541410106

         In addition, pursuant to the terms of the Stockholders Agreement, until compliance by the Company with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, the Company agreed to operate its business in the ordinary course and to refrain from taking certain actions without L-3's consent.

         The Stockholders Agreement terminates upon the earliest to occur of (i) the consummation of a Qualifying Offering, (ii) with respect to L-3 or an Existing Holder, when such party has effected the transfer of its entire ownership interest in the Company to persons that are not affiliates of L-3 or the Existing Holders, as the case may be, (iii) the consummation of a qualifying "Company Sale" (as defined in the Stockholders Agreement), and (iv) the written mutual consent of L-3 and the Existing Holders that collectively own a majority of the Common Stock Equivalents then held by all Existing Holders.

         Effective upon the Closing, the following persons were elected to hold the offices set forth opposite their respective names.

         John S. Mega              Acting President
         Charles S. Brand          Senior Vice President of Technology and
                                   Acting General Manager - New Jersey
                                   Operations
         Norman M. Phipps          Senior Vice President of Administration
         Christopher C. Cambria    Vice President and Secretary

         In connection with and prior to the Closing, the holders of the Company's outstanding Class A 13% Senior Subordinated Convertible Pay-in-Kind Debentures due July 29, 1999, Amended and Restated Class B 13% Convertible Senior Subordinated Pay-in-Kind Debentures due 1999 and Class C 13% Convertible Senior Subordinated Debentures due September 30, 1999 converted such indebtedness into an aggregate of 30,612,420 shares of Common Stock. In addition, prior to the Closing, the holders of the Company's outstanding Series A 12% Cumulative Convertible Redeemable Preferred Stock, stated value $50,000 per share (the "Series A Preferred Stock"), converted the Series A Preferred Stock into an aggregate of 2,358,500 shares of Common Stock. The conversion of the Series A Preferred Stock resulted in the elimination of accrued and unpaid dividends on the Series A Preferred Stock of approximately $0.9 million. Prior to the Closing, the Existing Holders also exchanged their outstanding warrants to purchase Common Stock for an aggregate of 12,301,802 shares of Common Stock.

         In connection with and prior to the Closing, Mr. Brand converted an aggregate principal amount (including accrued interest) of $818,093 of the Company's Class C 13% Convertible Senior Subordinated Debentures due September 30, 1999 for 2,639,010 shares of Common Stock.

         In connection with and prior to the Closing, the Company amended (i) its Certificate of Incorporation to increase the number of authorized shares to 355,000,000 shares, consisting of 350,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share, and (ii) its By-laws to allow the holders of a majority of the outstanding Common Stock to call special meetings of the stockholders of the Company.

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CUSIP NO. 541410106

         The Company, L-3 and the Existing Holders also entered into a Registration Rights Agreement, dated as of July 10, 2000 (the "Registration Rights Agreement"). Pursuant to the terms of the Registration Rights Agreement, L-3 (or certain qualifying holders of shares purchased by L-3) has the right to demand at any time that the Company effect the registration of the shares of Common Stock acquired by L-3 for offering and sale under applicable securities laws (subject to certain black-out provisions described below). L-3 (or such qualifying successors) has the right to make four such demands. Under the Registration Rights Agreement, after the earlier to occur of (i) consummation of a Qualifying Offering and (ii) March 31, 2001, one or more Existing Holders meeting certain requirements have the right to demand that the Company effect the registration of the shares of Common Stock acquired by such Existing Holders (and any other Existing Holders who timely agree to participate in such offering) for offering and sale under applicable securities laws (subject to certain black-out provisions described below). The Existing Holders have the right to make two such demands. A registration effected pursuant to the provisions described above is hereinafter referred to as a "Long-Form Registration."

         In addition, if at any time after the earlier of (i) January 2, 2001 and (ii) the consummation of a Qualifying Offering, the Company is eligible to effect such registration on Form S-3 (or a successor form), L-3 and the Existing Holders have the unlimited right to demand that the Company effect the registration of their shares of Common Stock (a "Short-Form Registration") so long as the shares to be offered for the benefit of the requesting holders (and any other parties to the Registration Rights Agreement who timely agree to participate in such offering) are reasonably expected to have an aggregate offering price of at least $1,000,000.

         The Company is not required to prepare and file a registration statement pursuant to a Long-Form Registration for a period of not more than 90 days following receipt by the Company of a request for registration, if (i) the Company in good faith gives written notice within five days after such receipt by the Company of such request that the Company is commencing to prepare a Company-initiated registration statement, and (ii) the Company actively employs in good faith all reasonable efforts to cause such registration statement to become effective.

         If the Company receives a request to effect a Long-Form Registration within 90 days of the date on which a previous registration statement filed pursuant to a Long-Form Registration has become effective, the Company is not required to commence preparation of such Long-Form Registration in accordance with such request until 90 days has elapsed since such effective date.

         If the Company furnishes to the persons requesting registration a certificate signed by the chief executive or chief financial officer of the Company stating that the Company, in good faith, has determined that (i) there exists material non-public information about the Company which the Company has a bona fide business purpose for preserving as confidential, or (ii) is undertaking (or is about to undertake) a proposed acquisition or financing that would significantly impact the pricing of the contemplated public offering, and in each case the Company provides such persons written notice thereof promptly after the Company makes such determination, then the Company has the right to defer the filing or the declaration of effectiveness of a registration statement, for a period of not more than (A) 90 days, in the case of a Long-Form Registration, or (B) 60 days, in


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CUSIP NO. 541410106

the case of a Short-Form Registration, after receipt of the request to register; provided, however, that the Company is not entitled to defer such filing or declaration of effectiveness more than 120 days in any 12-month period.

         The parties to the Registration Rights Agreement also have unlimited "piggy back" rights with respect to any registration effected by the Company for its own account or for the account of another person (other than registrations relating to sales of securities to participants in a Company stock plan or in a transaction covered by Rule 145 promulgated under the Securities Act of 1933, as amended), subject to certain cut-back provisions.

         The Company will be required to bear all expenses incurred in effecting any Long-Form Registration and up to six Short-Form Registrations, including the fees and disbursements of any counsel or accountant retained by the holders of more than fifty percent of the stock being registered, but excluding underwriting discounts and brokerage fees or commissions. In addition, the Company has agreed to indemnify participants in any registration for certain liabilities, including liabilities arising under applicable securities laws, and is obligated to contribute to any damages paid by such participants if such indemnification is unavailable to such participants.

         In connection with the Transaction, the Company entered into new two-year employment agreements with Charles S. Brand and Norman M. Phipps (the "New Employment Agreements"). Pursuant to the New Employment Agreements, Mr. Brand and Mr. Phipps will each receive an annual base salary of $210,000. The base salary is subject to periodic increases at the discretion of the Board. Under his New Employment Agreement, Mr. Phipps was granted an option to acquire 750,000 shares of Common Stock at an exercise price of $0.54 per share (subject to adjustment in certain circumstances) (the "Phipps Option"). The Phipps Option vests in equal installments of one-third per year and expires, subject to earlier termination, ten years from the date of grant. Under the New Employment Agreements, the Company agreed to reimburse Mr. Brand and Mr. Phipps for the costs of maintaining a $1,000,000 term-life insurance policy for the benefit of each of Mr. Brand and Mr. Phipps, subject to a cap of $2,000 per annum. Mr. Brand and Mr. Phipps also are entitled to participate in certain compensation and employee benefit plans maintained by the Company. In the event of the termination of employment by the Company (other than upon death, permanent disability or a termination for "Cause" (as defined in the New Employment Agreements)) or a termination of employment by the employee for "Good Reason" (as so defined), each of Mr. Brand and Mr. Phipps would be entitled to receive his then-current base salary for a period equal to the greater of (i) the remainder of the term of his employment agreement, and (ii) 12 months (in the case of Mr. Brand) or six months (in the case of Mr. Phipps) from the effective date of termination. The Phipps Option will vest immediately upon a termination of employment giving Mr. Phipps the right to continue to receive his base salary as described above or upon the occurrence of a "Change in Control Event" (as defined in the Phipps Option). The New Employment Agreements also contain certain non-competition, confidentiality and intellectual property ownership covenants.

         Pursuant to the terms of the Transaction, options to purchase 150,000 shares of Common Stock were issued to each of Dr. Frank A. Brand, Mr. Carreras and Mr. Fisher (collectively, the "Former Director Options"). The Former Director Options have an exercise price of $0.54 per share (subject to adjustment in certain circumstances), are immediately exercisable and expire,


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CUSIP NO. 541410106

subject to earlier termination, ten years from the date of grant. In addition, as described above, Mr. Phipps received an option to acquire 750,000 shares of Common Stock in connection with the execution of his new employment agreement. Options to purchase an aggregate of 8,902,200 shares of Common Stock also were issued under the Stock Compensation Program to certain other employees of the Company and to certain employees of L-3 to be designated by L-3 in connection with the Transaction (the "Employee Options"). All of the Employee Options have an exercise price of $0.54 per share (subject to adjustment in certain circumstances), vest in equal installments of one-third per year and expire, subject to earlier termination, ten years from the date of grant. Pursuant to this grant, Mr. Meckstroth received options to acquire 740,000 shares of Common Stock and Mr. Kruger received options to acquire 400,000 shares of Common Stock.

         In addition, pursuant to the Transaction, options to purchase an aggregate of 12,665,308 shares of Common Stock were granted to L-3, Cramer, Rosenthal McGlynn, LLC and Cerberus Partners, L.P. (the "Founder Options") (with each such party having the ability to direct all or part of its options to certain parties related to such party). The Founder Options have an exercise price of $0.54 per share (subject to adjustment in certain circumstances), are immediately exercisable and expire ten years from the date of grant.

         A copy of the Purchase Agreement, Stockholders Agreement and Registration Rights Agreement (collectively, the "Agreements") are being filed as Exhibits to this Schedule 13D, and are incorporated herein by reference. The description of the Agreements set forth above is a summary only, is not intended to be complete, and is qualified in its entirety by reference to the complete text of the Agreements filed herewith. The transactions described above are collectively referred to as the "Transaction."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Based upon information set forth in the Company's Information Statement (pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder) filed with the Securities and Exchange Commission on July 20, 2000 and information provided to Mr. Brand by the Company, as of July 11, 2000 there were 168,870,780 shares of Common Stock issued and outstanding. As of that date, Mr. Brand beneficially owned 17,026,810 of such shares or approximately 10.1% of the total outstanding (including shares issuable to Mr. Brand upon the exercise of securities exercisable into shares of Common Stock within 60 days of July 11, 2000). Mr. Brand possesses sole voting and dispositive power with respect to all of such shares. Mr. Brand has not effected any transactions in the Common Stock during the past 60 days other than the acquisition of 2,639,010 shares of Common Stock upon conversion of an aggregate principal amount (including accrued interest) of $818,093 of the Company's Class C 13% Convertible Senior Subordinated Debentures due September 30, 1999.

         No other person is known to Mr. Brand to have the right to receive or power to direct dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by Mr. Brand.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

CUSIP NO. 541410106

          Exhibit 1          Purchase Agreement, dated as of July 10, 2000 (previously filed as
                             Exhibit 99.1 to the Company's Current Report on From 8-K, dated July 11,
                             2000 (file no. 0-10696) and incorporated herein by reference).

          Exhibit 2          Stockholders Agreement, dated as of July 10, 2000 (previously filed as Exhibit 10.4 to the Company's Annual Report on Form 10-KSB for the
                             fiscal year ended June 30, 1999 (file no. 0-10696) and incorporated herein by reference).

          Exhibit 3          Registration Rights Agreement, dated as of July 10, 2000 (previously filed as Exhibit 10.5 to the Company's Annual Report on Form 10-KSB
                             for the fiscal year ended June 30, 1999 (file no. 0-10696) and incorporated herein by reference).

CUSIP NO. 541410106

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:        August 24, 2000

                                                     /s/ Charles S. Brand
                                                   --------------------------
                                                       Charles S. Brand

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

CUSIP NO. 541410106

                                  EXHIBIT INDEX


                                         EXHIBIT                                              PAGE NO.

Exhibit 1         Purchase Agreement, dated as of July 10, 2000 (previously filed as
                  Exhibit 99.1 to the Company's Current Report on Form 8-K, dated
                  July 11, 2000 (file no. 0-10696) and incorporated herein by reference).

Exhibit 2         Stockholders Agreement, dated as of July 10, 2000 (previously filed as Exhibit 10.4 to the Company's Annual Report on Form 10-KSB
                  for the fiscal year ended June 30, 1999 (file no. 0-10696) and incorporated herein by reference).

Exhibit 3         Registration Rights Agreement, dated as of July 10, 2000 (previously filed as Exhibit 10.5 to the Company's Annul Report on Form 10-KSB
                  for the fiscal year ended June 30, 1999 (file no. 0-10696 and incorporated herein by reference).



                             STATEMENT OF DIFFERENCES
                             ------------------------

The section symbol shall be expressed as................................. 'SS'